FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of October 2011

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT

Signatures

Unaudited Interim Balance Sheet

Unaudited Interim Statements of Loss

Unaudited Interim Statements of Comprehensive Loss

Unaudited Interim Statements of Changes in Shareholders’ Equity

Unaudited Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

Management’s Discussion and Analysis

CEO Certification

CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: October 12, 2011

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Balance Sheet

(expressed in Canadian dollars)

	As at	As at
	August 31,	February 28,
	2011	2011

Assets

Current assets
Cash	$11,816,426	$11,619,832
Short-term investments	30,462,611	34,210,311
Tax credits for mining exploration and commodity taxes receivable	2,630,527	2,302,903
Other amounts receivable	196,315	32,977
Prepaid expenses	360,891	102,226
	45,466,770	48,268,249

Deferred tax assets	813,303	-
Property, plant and equipment	146,915	147,552
Mining properties (note 4)	43,875,709	37,602,248
	90,302,697	86,018,049

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	2,598,076	3,235,885
Deferred tax liabilities	1,361,722	-
Deferred royalties (note 6)	3,023,430	2,445,870

Shareholders' Equity

Share capital	119,535,521	115,809,533
Warrants	12,719	40,282
Stock options	6,281,404	5,858,029
Contributed surplus	381,317	381,317
Deficit	(44,133,377)	(43,483,991)
Accumulated other comprehensive income	1,241,885	1,731,124
	83,319,469	80,336,294
	$90,302,697	$86,018,049

Commitments (note 12)
Subsequent event (note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

Approved by the Board of Directors

(signed) André Gaumond	, Director	(signed) André Lemire	, Director

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Loss

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2011	2010	2011	2010
Expenses
Salaries	$186,865	$175,817	$408,758	$392,752
Professional and maintenance fees	80,309	68,596	174,377	141,221
Rent, office expenses and other related expenses	177,057	111,657	395,857	293,545
Stock-based compensation	712,550	1,614,473	712,550	1,614,473
Depreciation of property, plant and equipment	12,413	9,849	24,616	19,566
General exploration costs	301,013	105,378	401,021	220,976
Grants, credit on duties refundable for loss and
refundable tax credit for resources	(21,025)	(15,195)	(47,260)	(15,195)
Cost of mining properties abandoned or written off	106,733	42,322	489,251	137,340
	1,555,915	2,112,897	2,559,170	2,804,678

Other income
Dividends	63,422	40,886	126,843	79,953
Interest	172,870	202,503	404,092	332,325
Fees invoiced to partners	203,528	61,643	234,719	116,639
Gain (loss) on sale of available-for-sale investments	58,300	6,764	116,649	(25,830)
Gain (loss) on investments held for trading	(569)	(40,266)	1,283	(97,250)
Gain (loss) on investments designated as held for trading	(32,664)	122,993	(60,323)	153,322
	464,887	394,523	823,263	559,159

Loss before income taxes	(1,091,028)	(1,718,374)	(1,735,907)	(2,245,519)
Deferred tax recovery	170,442	953,719	1,086,521	1,758,372
Net loss	$(920,586)	$(764,655)	$(649,386)	$(487,147)

Per share (note 10)

Basic net loss	(0.030)	(0.025)	(0.021)	(0.016)

Diluted net loss	(0.030)	(0.025)	(0.021)	(0.016)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Comprehensive Loss

(expressed in Canadian dollars)

Comprehensive loss
	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2011	2010	2011	2010
Net loss	$(920,586)	$(764,655)	$(649,386)	$(487,147)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments,
net of related income taxes of $53,660 and $60,339
($17,818 and 20,728 in 2010)	(345,302)	114,657	(388,279)	133,383
Reclassification of losses (gains) on available-for-sale
investments realized upon sale, net of related income
taxes of $7,841 and $15,689 ($910 and $3,474 in 2010)	(50,459)	(5,854)	(100,960)	22,356

	(395,761)	108,803	(489,239)	155,739

Comprehensive loss	$(1,316,347)	$(655,852)	$(1,138,625)	$(331,408)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share Capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2011	115,809,533	40,282	5,858,029	381,317	(43,483,991)	1,731,124	80,336,294

Stock-based compensation	-	-	712,550	-	-	-	712,550

Stock options exercised	754,817	-	(289,175)	-	-	-	465,642

Warrants granted	-	8,488	-	-	-	-	8,488

Warrants exercised	211,309	(36,051)	-	-	-	-	175,258

Acquisition of mining properties	1,201,670	-	-	-	-	-	1,201,670

Issuance of shares for cash consideration	1,810,717	-	-	-	-	-	1,810,717

Share issue expenses	(252,525)	-	-	-	-	-	(252,525)

Net loss for the period	-	-	-	-	(649,386)	-	(649,386)

Unrealized loss on available-for-sale investments, net of related income taxes	-	-	-	-	-	(388,279)	(388,279)

Reclassification of gains on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	(100,960)	(100,960)

Balance as at August 31, 2011	119,535,521	12,179	6,281,404	381,317	(44,133,377)	1,241,885	83,319,469

	Share Capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2010	109,112,925	36,051	4,286,205	376,949	(41,752,332)	862,973	72,922,771

Stock-based compensation	-	-	1,614,473	-	-	-	1,614,473

Stock options exercised	1,027,807	-	(420,081)	-	-	-	607,726

Stock options cancelled	-	-	(4,368)	4,368	-	-	-

Acquisition of mining properties	402,600	-	-	-	-	-	402,600

Issuance of shares for cash consideration	1,546,000	-	-	-	-	-	1,546,000

Share issue expenses	(199,385)	-	-	-	-	-	(199,385)

Net loss for the period	-	-	-	-	(487,147)	-	(487,147)

Unrealized gain on available-for-sale investments, net of related income taxes	-	-	-	-	-	133,383	133,383

Reclassification of losses on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	22,356	22,356

Balance as at August 31, 2010	111,889,947	36,051	5,476,229	381,317	(42,239,479)	1,018,712	76,562,777

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2011	2010	2011	2010

Cash flows from (used in) operating activities
Net loss for the period	$(920,586)	$(764,655)	$(649,386)	$(487,147)

Adjustments
Deferred tax recovery	(170,442)	(953,719)	(1,086,521)	(1,758,372)
Loss (gain) on investments designated as held for trading	32,664	(122,993)	60,323	(153,322)
Loss on investments held for trading	-	38,910	-	88,880
Loss (gain) on sale of available-for-sale investments	(58,300)	(6,764)	(116,649)	25,830
Cost of mining properties abandoned or written off	106,733	42,322	489,251	137,340
Depreciation of property, plant and equipment	12,413	9,849	24,616	19,566
Stock-based compensation	712,550	1,614,473	712,550	1,614,473
	(284,968)	(142,577)	(565,816)	(512,752)

Variation in deferred royalties	288,920	313,530	577,560	619,830

Net change in non-cash working capital items
Tax credits for mining exploration and commodity
taxes receivable	203,601	(168,240)	30,862	(124,622)
Other amounts receivable	87,783	173,030	(182,693)	245,325
Prepaid expenses	(126,769)	(89,123)	(258,665)	(87,446)
Accounts payable and accrued liabilities	500,878	597,431	293,584	251,769
	665,493	513,098	(116,912)	285,026
	669,445	684,051	(105,168)	392,104
Cash flows from financing activities
Issuance of common shares, net of share issue expenses	3,059,843	404,034	3,378,156	2,908,341

Cash flows from (used in) investing activities
Disposition (acquisition) of short-term investments	3,462,386	2,481,537	3,258,114	(4,464,687)
Disposition of long-term investments	-	66,321	-	95,174
Acquisition of mining properties and capitalized
exploration costs	(2,662,528)	(2,643,190)	(7,019,436)	(5,500,484)
Change in credit on duties refundable for loss and
refundable tax credit related to exploration costs	(21,025)	(15,195)	653,907	(15,195)
Acquisition of property, plant and equipment	(4,882)	(3,817)	(23,979)	(32,876)
Option payments received	55,000	-	55,000	-
	828,951	(114,344)	(3,076,394)	(9,918,068)

Net change in cash	4,558,239	973,741	196,594	(6,617,623)
Cash - Beginning of period	7,258,187	8,773,975	11,619,832	16,365,339
Cash - End of period	$11,816,426	$9,747,716	$11,816,426	$9,747,716

Interest received	169,817	252,081	374,012	349,797
Dividends received	63,422	40,886	126,843	79,953

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2011	2010	2011	2010

Items not affecting cash related to financing and investing activities
Credit on duties refundable for loss and refundable tax
credit for resources related to exploration costs applied
against mining properties	$2,326,454	$3,402,556	$2,326,454	$3,402,556
Acquisition of mining properties and exploration costs
included in accounts payable and accrued liabilities	1,050,384	753,706	1,050,384	753,706
Non-refundable tax credit applied against mining
properties	13,345	-	122,345	-
Stock options exercised and included in share capital	169,977	317,624	289,175	420,081
Warrants exercised and included in share capital	-	-	36,051	-
Acquisition of mining properties in consideration of
the issuance of shares	-	-	1,201,670	402,600
Option payments receivable applied against mining
properties	-	-	-	30,000
Premiums related to the issuance of flow-through
shares	$1,189,287	$-	$1,189,287	$954,000

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

General information

Virginia Mines Inc. (the "Company") incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 116 St-Pierre, Suite 200, Quebec City, Quebec, Canada.

2.

Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company had commenced reporting on this basis in its 2012 condensed interim financial statements.

These condensed interim financial statements have been prepared in accordance with IFRS applicable to the preparation of condensed interim financial statements, including IAS 34 - Interim Financial Reporting and IFRS 1 - First-time Adoption of IFRS. The accounting policies in these condensed interim financial statements are the same as those applied in the Company's condensed interim financial statements for the period ended May 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had been in effect. Note 3 discloses the impact of the transition to IFRS on the Company's reported financial position, financial performance and cash flows.

The policies applied in these condensed interim financial statements are based on IFRS issued and outstanding as of October 12, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS, that are given effect in the Company's annual financial statements for the year ending February 29, 2012 could result in restatement of these condensed interim financial statements, including the transition adjustments recognized on change-over to IFRS.

In these condensed interim financial statements, the term "Canadian GAAP" refers to Canadian GAAP before the adoption of IFRS. These condensed interim financial statements should be read in conjunction with the Company's Canadian GAAP annual financial statements for the year ended February 28, 2011, as well as with the Company’s condensed interim financial statements for the quarters ended May 31, 2011 and 2010 prepared in accordance with IFRS applicable to the preparation of interim financial statements.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These condensed interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant estimates include the valuation of credit on duties refundable for loss and the refundable tax credit for resources, deferred tax assets and liabilities, the recoverability of short-term investments and mining properties, the valuation of short-term investments, other liabilities, and the fair value of stock options granted. Actual results could differ from those estimates.

.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

New accounting standards not yet adopted

In June 2011, the IASB amended IAS 1, Financial Statement Presentation. The amendment to IAS 1 requires entities to separate items presented in other comprehensive income in to two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled such as remeasurements resulting from amendments to IAS 19 will be presented separately from items that may be recycled in the future, such as deferred gains and losses on cash flows hedges. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. Management does not expect the standard to have a significant impact on the Company's financial statements.

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

In May 2011, the International Accounting Standard Board ("IASB") issued a group of new standards that address the scope of the reporting entity: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities and IFRS 13, Fair Value Measurement.

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control focusing on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. The renamed IAS 27 continues to be a standard dealing solely with separate financial statements and its guidance is unchanged.

IFRS 11 has changed the definitions of joint arrangements reducing the types of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today.

IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of these standards or determined whether it will adopt the standards early.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Transition to IFRS

As stated in note 2, the condensed interim financial statements of the Company have been prepared in accordance with IFRS.

The tables and notes below explain the impact that the transition from Canadian GAAP to IFRS has had on the Company’s financial situation, financial performance and cash flows.

(a) Reconciliation of equity as previously reported under Canadian GAAP to IRFS

	Note 3d)	As at August 31, 2010
		Cdn GAAP	Adj	IFRS
Assets

Current assets
Cash	(ii)	$9,747,716	$-	$9,747,716
Short-term investments		29,925,963	-	29,925,963
Tax credits for mining exploration and commodity
taxes receivable		3,694,108	-	3,694,108
Other amounts receivable		107,890	-	107,890
Prepaid expenses		147,225	-	147,225
Derivative financial instrument		957,330	-	957,330

		44,580,232	-	44,580,232

Long-term investments		1,380,945	-	1,380,945
Property, plant and equipment		124,466	-	124,466
Mining properties		33,999,555	-	33,999,555

		80,085,198	-	80,085,198

Liabilities

Current liabilities
Accounts payable and accrued liabilities		1,685,711	-	1,685,711

Deferred royalties		1,836,710	-	1,836,710

Shareholders' Equity

Share capital	(i)	113,395,735	(1,505,788)	111,889,947
Warrants		36,051	-	36,051
Stock options		5,476,229	-	5,476,229
Contributed surplus		381,317	-	381,317
Deficit	(i)	(43,745,267)	1,505,788	(42,239,479)
Accumulated other comprehensive income		1,018,712	-	1,018,712

		76,562,777	-	76,562,777

		$80,085,198	$-	$80,085,198

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

(b) Reconciliation of comprehensive loss as previously reported under Canadian GAAP to IFRS

		Three-month period			Six-month period
		ended August 31, 2010			ended August 31, 2010
Note 3d)		Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
		$	$	$	$	$	$

Expenses		2,112,897	-	2,112,897	2,804,678	-	2,804,678

Other income		394,523	-	394,523	559,159	-	559,159

Loss before income taxes		(1,718,374)	-	(1,718,374)	(2,245,519)	-	(2,245,519)
Deferred tax recovery	(i)	16,908	936,811	953,719	24,202	1,734,170	1,758,372

Net loss		(1,701,466)	936,811	(764,655)	(2,221,317)	1,734,170	(487,147)

Other comprehensive income, net of related
income taxes		108,803	-	108,803	155,739	-	155,739

Comprehensive loss		(1,592,663)	936,811	(655,852)	(2,065,578)	1,734,170	(331,408)

(c) Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

(d) Explanatory notes

(i) Flow-through shares

On transition to IFRS, the Company has adopted an accounting policy whereby flow-through proceeds should be allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and reversed in the statement of earnings as the Company spends flow-through proceeds.

Previously, the Company's Canadian GAAP policy was to adopt the recommendations of EIC 146 with respect to the accounting for flow through shares. This resulted in the Company reducing the net proceeds of the flow-through share issuance by the future tax liability of the Company arising from the renunciation of the exploration and development expenditures in favour of the flow-through share subscribers.

(ii) Financial instruments

Cash is classified as loans and receivables, while under Canadian GAAP it was classified as held-for-trading financial instruments. The reclassification has no impact on the financial statements.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Mining properties

Reconciliation of mining properties

			Acquisition cost
	Exploration		Mining
	costs		properties	Claims	Total
	$		$	$	$

Balance as at February 28, 2011	26,849,594		7,720,921	3,031,733	37,602,248

Additions	6,485,458	(a)	1,201,670	265,322	7,952,450
Mining properties under option	(31,712)		(22,031)	(1,257)	(55,000)
Mining properties abandoned, written off or sold	(450,964)		-	(38,287)	(489,251)
Credit on duties refundable for loss, refundable tax
credit for resources and non-refundable tax credit	(1,134,738)		-	-	(1,134,738)

Balance as at August 31, 2011	31,717,638		8,900,560	3,257,511	43,875,709

a) On April 18, 2011, the Company acquired from Ressources D'Arianne Inc. ("D'Arianne") a 100% participating interest in the Komo and Wabamisk-D'Arianne properties in consideration of the issuance of 40,000 shares of the Company. These properties will be merged in the Company's Assini property.

On April 18, 2011, the Company acquired from D'Arianne and SOQUEM Inc. ("SOQUEM") a 100% participating interest in the Lac H property (owned equally by D'Arianne and SOQUEM) in consideration of the issuance of 50,000 shares of the Company (25,000 shares to D'Arianne and 25,000 shares to SOQUEM). This property will be merged in the Company's Wabamisk property.

On April 18, 2011, D'Arianne granted the Company the option to acquire a 50% interest in the Opinaca property for a consideration consisting of the issuance of 26,330 shares of the Company and exploration work totalling $878,000 to be carried out no later than April 18, 2016. Of the 165 claims that make up the property, three are subject to a 2% NSR in favour of Les Explorations Carat Inc. ("Carat"). The Company bought back the royalty of Carat in consideration of the issuance of 15,000 shares of its share capital.

These shares were evaluated at $9.15, which is the April 18, 2011 closing price.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Detail of mining properties

					Mining properties abandoned, written off, under option or sold and related tax credits

		Undivided	Balance as at	Costs		Balance as at
	# Claims	interest	March 1, 2011	incurred		August 31, 2011
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	70,885	2,952	-	73,837
Exploration costs			914,432	133,042	(36,580)	1,010,894
			985,317	135,994	(36,580)	1,084,731

Ashuanipi	469
Acquisition costs		100	88,949	-	-	88,949
Exploration costs			1,484,925	104,811	(23,341)	1,566,395
			1,573,874	104,811	(23,341)	1,655,344

Baie Payne	471
Acquisition costs		50	601,549	-	-	601,549
Exploration costs			147,923	-	-	147,923
			749,472	-	-	749,472

Corvet Est	568
Acquisition costs		50	71,922	9,587	-	81,509
Exploration costs			1,408,899	63,302	(4,785)	1,467,416
			1,480,821	72,889	(4,785)	1,548,925

Coulon	661
Acquisition costs		100	4,874,495	35,132	-	4,909,627
Exploration costs			7,674,926	1,071,199	(171,311)	8,574,814
			12,549,421	1,106,331	(171,311)	13,484,441

Éléonore Régional	907
Acquisition costs		100	345,468	24,882	-	370,350
Exploration costs			1,146,946	663,855	(150,001)	1,660,800
			1,492,414	688,737	(150,001)	2,031,150

	(forward)		18,831,319	2,108,762	(386,018)	20,554,063

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

					Mining properties abandoned, written off, under option or sold and related tax credits

		Undivided	Balance as at	Costs		Balance as at
	# Claims	Interest	March 1, 2011	incurred		August 31, 2011
		%	$	$	$	$

(brought forward)			18,831,319	2,108,762	(386,018)	20,554,063

Escale	129
Acquisition costs		100	403,961	13,191	-	417,152
Exploration costs			348,850	324,249	(40,414)	632,685
			752,811	337,440	(40,414)	1,049,837

Lac Gayot	449
Acquisition costs		100	1,942,030	-	(22,151)	1,919,879
Exploration costs			688,007	-	(7,849)	680,158
			2,630,037	-	(30,000)	2,600,037

Lac Pau	715
Acquisition costs		100	134,757	29,802	(1,137)	163,422
Exploration costs			2,885,410	552,898	(34,724)	3,403,584
			3,020,167	582,700	(35,861)	3,567,006

Poste Lemoyne Ext.	605
Acquisition costs		100	1,172,988	34,440	-	1,207,428
Exploration costs			5,221,254	656,178	(86,779)	5,790,653
			6,394,242	690,618	(86,779)	6,998,081

Wabamisk	829
Acquisition costs		100	318,976	476,331	(30,316)	764,991
Exploration costs			2,369,479	722,038	(357,651)	2,733,866
			2,688,455	1,198,369	(387,967)	3,498,857

Others
Acquisition costs			726,674	840,674	(7,971)	1,559,377
Exploration costs			2,558,543	2,193,887	(703,979)	4,048,451
			3,285,217	3,034,561	(711,950)	5,607,828

Total
Acquisition costs			10,752,654	1,466,992	(61,575)	12,158,071
Exploration costs			26,849,594	6,485,458	(1,617,414)	31,717,638
			37,602,248	7,952,450	(1,678,989)	43,875,709

All mining properties are located in the province of Quebec.

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Accounts payable and accrued liabilities

	As at	As at
	August 31,	February 28,
	2011	2011

Companies held by Directors	$8,868	$11,344
Advances from partners	585,196	290,561
Trade	1,608,432	1,894,374
Other liabilities	395,580	1,039,606

	$2,598,076	$3,235,885

Deferred royalties

Advance payments on the royalty held by the Company on the Éléonore deposit, started on April 1, 2009. These payments are made by Les Mines Opinaca, a subsidiary held 100% by Goldcorp Inc. ("Goldcorp"), paid on the basis of US$100,000 per month up to 50 months, unless the mine production was preceded. In such case, the royalties will be paid according to deposit production.

To secure these advance payments, Goldcorp granted the Company a US$5 million immovable hypothec on the Éléonore property.

The Company will recognize into income these advance payments, which are currently classified as deferred royalties, once the Éléonore mine goes into commercial production, on the basis that the production royalties will be paid out of advance payments received by the Company. The production period represents the performance period over which the earnings process will be completed.

If the Éléonore mine is not brought to production, the Company will recognize the non-refundable advance payments into income.

Share capital

For the three-month and six-month periods ended August 31, 2011 and 2010, the number of shares changed as follows:

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,

	2011	2010	2011	2010

Balance - beginning of period	30,972,407	30,095,142	30,779,692	29,799,392

Warrants exercised	-	-	26,635	-
Stock options exercised	53,250	102,800	88,000	143,550
Acquisition of mining properties (note 4)	-	-	131,330	55,000
Issuance of flow-through shares for a cash consideration (a)	214,286	-	214,286	200,000

Balance - end of period	31,239,943	30,197,942	31,239,943	30,197,942

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

(a) Detail of the issuance of flow-through shares:

On June 28, 2011, the Company completed a private placement of 214,286 flow-through common shares at a price of $14.00 per share for gross proceeds of $3 million. Issue expenses of $207,888 related to this placement were incurred, including the issuance of 12 857 warrants entitling the holder to subscribe for one common share of the Company at a price of $10.00 until June 28, 2012. A fair value of $8,488 has been assigned to the warrants.

Warrants

Fair value of warrants is measured on the date of grant. The fair value of warrants granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the warrants were granted. On the date of grant, the fair value of warrants is recognized as a share issue expense presented in reduction of share capital.

The following table presents the warrant activity for the three-month and six-month periods ended August 31, 2011 and 2010 and summarizes information about outstanding and exercisable warrants.

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2011	2010	2011	2010

Outstanding and exercisable - beginning of period	12,000	26,635	38,635	26,635
Granted	12,857	-	12,857	-
Exercised	-	-	(26,635)	-

Outstanding and exercisable - end of period	24,857	26,635	24,857	26,635

As at August 31, 2011, there were 12,000 warrants outstanding and exercisable at a price of $9.00 and 12,857 warrants outstanding and exercisable at a price of $10.00. These warrants granted on February 25, 2011 and June 28, 2011 will expire on February 25, 2012 and June 28, 2012. As at August 31, 2011, the weighted average exercise price of the 24,857 outstanding warrants was $9.52.

The fair value of warrants granted has been estimated using the Black & Scholes model with the following assumptions:

Risk-free interest rate	1.45%
Expected volatility	31%
Dividend yield	Nil
Weighted average expected life	12 months
Weighted average fair value of warrants granted	$0.66

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars

9.

Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date.

For the three-month and six-month periods ended August 31, 2011 and 2010, the number of stock options changed as follows:

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2011	2010	2011	2010

Outstanding and exercisable - beginning of period	1,839,250	1,445,550	1,874,000	1,487,800
Granted	159,250	439,250	159,250	439,250
Exercised	(53,250)	(102,800)	(88,000)	(143,550)
Cancelled	-	-	-	(1,500)

Outstanding and exercisable - end of period	1,945,250	1,782,000	1,945,250	1,782,000

As at August 31, 2011, the weighted average exercise price of the outstanding stock options was $5.61 ($5.05 as at August 31, 2010).

The following table summarizes information about stock options outstanding and exercisable as at August 31, 2011:

Options outstanding and exercisable
			Weighted average exercise Price $
		Weighted average remaining contractual life (years)
Range of exercise
prices	Number

$3.21 to $4.44	894,000	5.26	4.05
$5.22 to $7.68	892,000	7.61	6.53
$9.18	159,250	9.87	9.18

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:

Risk-free interest rate	2.29%
Expected volatility	49%
Dividend yield	Nil
Weighted average expected life	72 months
Weighted average fair value of options granted	$4.47

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Earnings per share

For the three-month and six-month periods ended August 31, 2011 and 2010, there was no difference between the basic and diluted net loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,

	2011	2010	2011	2010

Basic weighted average number of shares outstanding	31,148,451	30,156,534	31,011,874	30,008,782
Warrants	-	2,642	-	1,943
Stock options	719,935	538,520	749,775	492,215

Diluted weighted average number of shares outstanding	31,868,386	30,697,696	31,761,649	30,502,940

Items excluded from the calculation of diluted
earnings per share because the exercise price was greater
than the average quoted value of the common shares
Warrants	24,857	-	24,857	-
Stock options	159,250	-	159,250	153,250

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars

Financial instruments

The classification of financial instruments as at August 31, 2011 and as at February 28, 2011 is summarized as follows:

					As at August 31, 2011
					Carrying value	Fair value
	At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	11,816,426	-	11,816,426	11,816,426
Short-term investments	902,603	29,560,008	-	-	30,462,611	30,462,611
Other amounts receivable	-	-	196,315	-	196,315	196,315
	902,603	29,560,008	12,012,741	-	42,475,352	42,475,352

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	2,202,496	2,202,496	2,202,496

					As at February 28, 2011
					Carrying value	Fair value
	At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	11,619,832	-	11,619,832	11,619,832
Short-term investments	989,277	33,221,034	-	-	34,210,311	34,210,311
Other amounts receivable	-	-	32,977	-	32,977	32,977
	989,277	33,221,034	11,652,809	-	45,863,120	45,863,120

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	2,196,279	2,196,279	2,196,279

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars

Other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity. Cash is measured at fair value.

The fair value of available-for-sale short-term investments is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument.

The fair value of the short-term investments at fair value through profit or loss is established in a manner similar to available-for-sale short-term investments.

Other information

As at August 31, 2011, gross unrealized losses on available-for-sale securities totalled $250,089 ($98,694 as at February 28, 2011). Of this sum, an amount of $47,715 ($25,772 as at February 28, 2011) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $202,374 ($72,922 as at February 28, 2011) related to common shares is mainly explained by fluctuation of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It believes that the gross unrealized losses are temporary in nature.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month and six-month periods ended August 31, 2011 are $149,000 and $308,000, respectively ($111,000 and $220,000 for the three-month and six-month periods ended August 31, 2010).

Commitments

The Company is committed to incurring exploration expenses of $2,500,000 by December 31, 2012 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on February 25, 2011. As at August 31, 2011, the Company has fulfilled its commitment regarding the exploration expenses.

The Company also committed to incurring exploration expenses of $3,000,000 by December 31, 2012 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on June 28, 2011. As at August 31, 2011, the Company has expensed $2,002,143.

Subsequent event

On September 27, 2011, the Company completed a private placement of 200,000 flow-through common shares at a price of $15.00 per share for gross proceeds of $3 million. Proceeds from the offering will be used to fund exploration work on the Company's numerous projects.

VIRGINIA MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED AUGUST 31, 2011

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month and six-month periods ended August 31, 2011 and 2010. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2011, and results of operations, including the section describing the risks and uncertainties.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Summary of Activities

During the three-month period ended August 31, 2011, exploration costs rose to $2,973,000 compared to $3,168,000 for the corresponding period of the preceding year. During the six-month period ended August 31, 2011, exploration costs totalled $6,886,000 compared to $5,197,000 for the same period in 2010.

In the recent quarter, the Company carried out, either solely or in partnership, important exploration programs on the Nichicun, Anatacau-Wabamisk, and Lac Pau projects, on the James Bay Territory, as well as on the Baie Payne and Lac Gayot projects, on the Nunavik Territory. Several minor exploration programs were conducted on numerous projects of the Company.

NICHICUN PROPERTY

The Company carried out a significant work program that included prospecting, geological mapping and mechanical stripping on its Nichicun property that it solely owns. The property is located in the area of the Dalmas Lake, about 50 kilometres south of the Trans-Taïga road, James Bay. Work was concentrated mostly in the Portageur and Petit Pas areas where several gold showings were discovered in 2009-2010. These showings yielded channel values of up to 1.17 g/t Au over 6 metres on the Portageur showing and up to 52.87 g/t Au over 2 metres on the Petit Pas showing. The stripping program also aimed at explaining several IP anomalies detected by a survey conducted in the winter of 2011. Trenches that have been done in the Portageur area exposed a fertile stratigraphy over a few hundred metres laterally. Rocks are east-northeast oriented, dipping 30 to 40 degrees to the southeast. Wallrocks are composed of an alternation of arenite and polygenic conglomerate. The metric to plurimetric mineralization is constituted of finely disseminated arsenopyrite often located in wall rocks adjacent to mineralized quartz veins. A potassic alteration is observed and exists in the presence of red biotite in both mineralized sediments and intensely altered rocks located in the rock wall. In the area of Petit Pas, the trenches revealed a sequence of basalt and andesite highly altered, which is followed over more than 300 metres laterally. Here again, the stratigraphy is oriented east-northeast with a shallow dip to the southeast. The mineralization consists of pyrrhotite, pyrite and arsenopyrite and appears in rusted, sub-metric bands associated with levels extremely rich in garnet. Elsewhere on the property, IP anomalies that were tested by stripping appear to originate from basalts weakly mineralized in sulphides (pyrite-pyrrhotite and sporadically traces of arsenopyrite).

More than a thousand of rock samples were collected during the summer and assay results are now known for almost half of these samples. In the Portageur area, low values were obtained to date except for a channel result of 2.48 g/t Au over 6 metres on the main showing. Some other metric intersections in the range of 1 g/t Au were also obtained on other trenches in the same area. Results for the Petit Pas area are yet to come. Some new interesting discoveries resulted from prospecting carried out in the northeast extension of the Portageur zone. New outcrops of sediments (arenites and conglomerates) mineralized in disseminated arsenopyrite yielded values of up to 4.9 g/t Au in selected samples. These new mineralized outcrops, which are followed sporadically over nearly 200 metres, are located about 300 metres to the northeast of the Portageur showing. Further south an outcrop of rock altered with amphibole, plagioclase and garnet yielded 3.23 g/t Au.

Prospecting and mechanical stripping will continue through the fall of 2011 to test these new gold showings as well as many IP anomalies that remain unexplained.

During the recent quarter the Company spent $570,000 on the Nichicun project.

ANATACAU-WABAMISK PROPERTY

Surface work focussing on prospecting, mechanical stripping, and geological mapping was carried out in the summer of 2011 on the Anatacau-Wabamisk property, located in the area of the Opinaca Reservoir, on the Quebec Middle-North Territory. The Company owns a 100% participating interest in the Wabamisk part and has the option of acquiring the IAMGOLD Corporation’s (“IAMGOLD”) 100% participating interest in the Anatacau adjacent part in consideration of $3 million in exploration work to be carried out before December 31, 2015, and a cash payment of $25,000, which was paid upon signing of the agreement.

Prospecting and mechanical stripping led to the discovery of a ten of new gold showings during the recent quarter. Most of these showings are located in the northeast portion of the property, nearby the south shore of the Opinaca Reservoir and further west on the Eastmain River. Overall, these showings consist of arsenopyrite disseminations (10-15%) often located at the border of centimetric to metric quartz veins, within wackes and/or tuffs altered with amphibole. The samples selected to characterize these showings yielded gold values between 1 and 10 g/t Au, with a few higher values of up to 70 g/t Au. Channel results obtained to date are however much modest (not exceeding 3 g/t over 0.2 metre). We have to wait for the compilation of all assay results in order to evaluate the real potential of these new discoveries. Work will continue through the fall of 2011.

In the recent quarter, the Company spent $501,000 on the Anatacau-Wabamisk property.

LAC PAU PROPERTY

The Lac Pau is located in the north part of the Caniapiscau Reservoir, James Bay region. It was the object of surface work conducted by the Company and its new partner IAMGOLD during the recent quarter. As per the agreement entered into on June 22, 2011, IAMGOLD has the option of acquiring a 50% undivided interest in the Lac Pau property in consideration of cash payments totalling $130,000 and $6 million in exploration work to be carried out in the next seven years. The Company is the operator of the project.

Work conducted during the recent quarter consisted of geological mapping on the cut grid, detailed structural mapping, and additional channel sampling on the Jedi and Tricorne showings as well as of a lithogeochemical sampling of the main geological units of the property. Rehabilitation of trenches and limited prospecting and geological reconnaissance out of the cut grid were also done.

Although awaiting the assay results, mapping work has allowed to better define the main characteristics of the gold mineralization of the Lac Pau property. The mineralization lies within a specific feldspar porphyry unit (FP) variably altered, deformed, and metamorphosed. The more common alterations include silification, chloritisation, potassic alteration, and alkalis leaching. The mineralization is in the form of metric to plurimetric disseminated sulphide zones (±10% pyrrhotite and pyrite) frequently associated with higher concentrations of pegmatitic material. Out-of-grid reconnaissance work led to the discovery in the northwest part of the property of two new altered tonalite outcrops, about 20 kilometres from the known main showings. These new outcrops present several of the above-mentioned characteristics and prove that the auriferous system of the Lac Pau continues beyond the current known limits.

Geologic synthesis work and a detailed airborne magnetic survey will be carried out during the next quarter and a new diamond drilling program is planned for the winter of 2012.

In the recent quarter, IAMGOLD spent $334,000 (excluding fees invoiced by the Company) on the Lac Pau property.

BAIE PAYNE PROPERTY

During the recent quarter the Company and its partner Anglo American Exploration (Canada) Ltd. (« AAEC »), which is a subsidiary of Anglo American plc, conducted a vast surface exploration program on the Baie Payne nickeliferous project. The property, located to the north of the Kangirsuk village, on the west shore of the Ungava Bay, covers important mafic/ultramafic complexes containing forty or so Ni-Cu showings grading up to 6.5% Ni. As per an agreement entered into on March 10, 2011, the Company transferred to AAEC a 50% undivided participation in the mining claims and other mineral tenements comprising the Baie Payne property. To maintain its undivided participating interest, AAEC must fund an aggregate of $4 million in expenditures over a six-year period. AAEC may, at its sole discretion, accelerate such funding. The Company is the operator during that period.

Surface work carried out during the recent quarter included a phase of geological mapping and prospecting as well as a TDEM survey. The main goals of this work program were to better define the fertile mafic/ultramafic units on the property, to discover new nickeliferous showings at surface, and to test the presence of electromagnetic conductors within these fertile units. A few new disseminated sulphides (pyrrhotite+/- chalcopyrite) showings creating plurimetric to decametric rusted zones were discovered within ultramafic rocks. Assay results are yet to come. Several logistic problems caused the slowdown of the electromagnetic geophysical survey; at the end of the program only forty kilometres or so were completed. However, this survey detected several new conductors within the ultramafic rocks. As a result the survey will be extended to cover all fertile rocks during the work program to come in the winter of 2012. Meanwhile, a vast airborne magnetic survey of over 13,000 kilometres will be carried out during the next quarter over the entire property. The survey will refine the geological interpretation of the fertile units at surface but particularly at depth.

In the recent quarter, AAEC spent $861,000 (excluding fees invoiced by the Company) on the Baie Payne property.

LAC GAYOT PROPERTY

During the recent quarter the Company and its partner Quadra FNX Mining Ltd. (“Quadra FNX”) carried out surface exploration on the Lac Gayot nickeliferous project. The property, which is located in Quebec Middle-North, entirely covers the Venus Achaean greenstone that contains mainly sills and ultramafic lavas fertile in Ni-Cu-PGE mineralization. As per an agreement entered into on June 8, 2011, Quadra FNX has the option of acquiring a 50% undivided participating interest in the Lac Gayot property in consideration of cash payments totalling $100,000 and $10 million in exploration work to be carried out over the next nine years. The Company is the operator of the project.

The exploration program carried out during the recent quarter consisted mainly in remapping certain key sectors of the property in order to better define the targets of the next drilling program planned for the winter of 2012. No new mineralized showing was discovered but a few significant changes were made to the geological interpretation of the Venus greenstone belt.

In the recent quarter, Quadra FNX spent $191,000 (excluding fees invoiced by the Company) on the Lac Gayot property.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended		Six-Month Periods Ended
	August 31, 2011 $	August 31, 2010 $	August 31, 2011 $	August 31, 2010 $
Expenses	1,556,000	2,113,000	2,559,000	2,805,000
Other income	465,000	395,000	823,000	559,000
Net loss	(921,000)	(765,000)	(649,000)	(487,000)
Basic and diluted net loss per share	(0.030)	(0.025)	(0.021)	(0.016)

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2011 AND 2010

Expenses

For the three-month and six-month periods ended August 31, 2011, expenses totalled $1,556,000 and $2,559,000, respectively, representing decreases of $557,000 and $246,000 compared to the corresponding periods of last year. Variations are detailed below.

For the three-month and six-month periods ended August 31, 2011, salaries totalled $187,000 and $409,000, respectively, representing increases of $11,000 and $16,000 compared to the corresponding periods of last year. The variation result mainly from an increase in annual salaries paid to the employee of the Company.

For the current period, professional and maintenance fees totalled $80,000, an increase of $11,000 compared to the corresponding period of last year, and for the six-month period ended August 31, 2011, they totalled $174,000, an increase of $33,000 compared to the corresponding period of the previous year. Increases result mainly from costs related to IFRS consultation and other miscellaneous consulting services.

Rent, office expenses and other related expenses totalled $177,000 for the current period compared to $112,000 for the same period of the preceding year, an increase of $65,000 that results mainly from an increase in donation, sponsorships expenses, and travel expenses. For the six-month period ended August 31, 2011, expenses amounted to $396,000 compared to $294,000 for the corresponding period of the preceding year, an increase of $102,000 that results mainly from an increase in sustainable development, donation and sponsorships expenses.

Stock-based compensation totalled $713,000 for the three-month and six-month periods ended August 31, 2011, compared to $1,614,000 for the corresponding periods of the preceding year. In the current quarter the Company accounted for one grant of stock options compare to three grants in the comparative quarter of last year.

General exploration costs increased by $196,000 and $180,000 for the three-month and the six-month periods ended August 31, 2011, respectively, compared to the same periods of last year. During the current period, the Company assigned a higher budget to prospecting of new exploration targets on the James Bay territory.

For the three-month and six-month periods ended August 31, 2011, write-offs of properties totalled $107,000 and $489,000, respectively. In the current period, the Company proceeded with a write-off of $93,000 on the Sakami property and in the first quarter, the Company proceeded with a partial write-off of $267,000 on the Wabamisk property. In the three-month and six-month periods of the preceding year, write-offs totalled $42,000 and $137,000, respectively.

Other Income

For the three-month period ended August 31, 2011, other income totalled $465,000 compared to $395,000 for the corresponding period of the preceding year, an increase of $70,000. For the six-month period ended August 31, 2011, other income totalled $823,000 compared to $559,000 for the same period of the preceding year, an increase of $264,000. Variations are detailed below.

For the current period, dividends and interest totalled $236,000, a decrease of $7,000 compared to the same period of the preceding year. For the six-month period ended August 31, 2011, dividends and interest totalled $531,000, an increase of $119,000 compared to the same period of the preceding year. The increase is mainly due to the Company’s higher level in cash and investments in fixed income as well as to an increase in interest rates on the Company’s bonds.

Fees invoiced to partners during the current quarter totalled $204,000, representing an increase of $142,000 from the corresponding period of the preceding year. For the six-month period ended August 31, 2011, fees invoiced to partners totalled $235,000 compared to $117,000 for the same period of last year. The increases are due to the significant partnership exploration work done during the current quarter with our new partners AAEC, IAMGOLD and Quadra FNX.

During the current period, the Company recognized a gain of 58,000 on sale of available-for-sale investments compared to $7,000 for the preceding comparative period. For the six-month period ended August 31, 2011, the Company recognized a gain of $117,000 compared to a loss of $26,000 for the same period of the preceding year. These variations result mainly from the sale of bonds that occurred during the current year.

For the three-month period ended August 31, 2011, the Company recognized a loss on investments held for trading of $1,000 compared to $40,000 for the same period of the preceding year. For the six-month period ended August 31, 2011, the Company recognized a gain of $1,000 compared to a loss of $97,000 for the preceding year. Last year losses are due to the fair value revaluation of a derivative financial instrument.

For the three-month period ended August 31, 2011, the Company recognized a loss on investments designated as held for trading of $33,000 compared to a gain of $123,000 for the same period of the preceding year. For the six-month period ended August 31, 2011, a loss of $60,000 was accounted for compared to a gain of $153,000 for the same period of the preceding year. The losses of the current year result mainly from the fair value revaluation of the Company’s convertible debentures. The gains of last year result mainly from the fair value revaluation of the Company’s asset-backed commercial paper (“ABCP”) and from a gain following a principal repayment on ABCP.

Deferred Tax Recovery

For the three-month period ended August 31, 2011, the Company recognized a $170,000 deferred tax recovery compared to $953,000 for the same quarter of the preceding year. For the six-month period ended August 31, 2011, the Company recognized a $1,087,000 deferred tax recovery compared to $1,758,000 for the same quarter of the preceding year. The variations are explained mainly by the recognition of deferred tax assets and liabilities in the current quarter. During the period ended August 31, 2011, the deferred tax recovery decreased by $548,000 due to the recognition of a deferred tax liability related to mining properties.

Net Loss

In light of the above, the Company posted a net loss of $921,000 for the three-month period ended August 31, 2011, compared to $765,000 for the same period of the preceding year.

For the six-month period ended August 31, 2011, the Company posted a net loss of $649,000 compared to $487,000 for the corresponding period of the preceding year.

OTHER INFORMATION

	Balance sheets as at
	August 31,	February 28,
	2011	2011
	$	$
Working capital	42,869,000	45,032,000
Mining properties	43,876,000	37,602,000
Total assets	90,303,000	86,018,000
Shareholders’ equity	83,319,000	80,336,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at August 31, 2011, cash amounted to $11,816,000 compared to $11,620,000 as at February 28, 2011. As at August 31, 2011, the Company’s working capital totalled $42,869,000 compared to $45,032,000 as recorded as at February 28, 2011. The decrease results mainly from an increase in exploration work paid during the current year.

From management’s point of view, the working capital as at August 31, 2011, will cover current expenditures and exploration costs for a minimum period of 12 months. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the current period, cash flows provided from operating activities totalled $669,000 compared to $684,000 for the same period of the preceding year. For the six-month period ended August 31, 2011, cash flows used in operating activities totalled $105,000 compared to cash flows provided from operating activities totalling $392,000 for the same period of the preceding year. This variation results mainly from a change in other amounts receivable related to partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended August 31, 2011, amounted to $3,060,000 compared to $404,000 for the same period of the preceding year. On June 28, 2011, the Company completed a private placement of 214,286 flow-through common shares at a price of $14.00 per share for gross proceeds of $3,000,000.

For the six-month period ended August 31, 2011, cash flows provided from financing activities totalled $3,378,000 compared to $2,908,000 for the same period of the preceding year. On May 18, 2010, the Company completed a private placement of 200,000 common flow-through shares at a price of $12.50 per share for gross proceeds of $2,500,000.

Investing Activities

For the three-month ended August 31, 2011, cash flows from investing activities totalled $829,000 compared to a use of $114,000 for the same periods of the preceding year.

For the six-month period ended August 31, 2011, cash flows used in investing activities totalled $3,076,000 compared to $9,918,000 for the same period of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the quarter ended August 31, 2011, short-term investments generated cash of $3,462,000 compared to $2,482,000 for the same period of the preceding year. For the six-month period ended August 31, 2011, it generated cash of $3,258,000 compared to a reduction of cash of $4,465,000 for the same period of the preceding year. The variation results from an important transfer of cash in short-term investments during the first quarter of last year.

For the three-month and six-month periods ended August 31, 2010, the Company cashed $66,000 and $95,000, respectively, following principal repayments on MAV 3 notes.

The acquisition of mining properties and the capitalization of exploration costs required disbursements of $2,663,000 for the current period compared to $2,643,000 for the same period of the preceding year. For the six-month period ended August 31, 2011, disbursements totalled $7,019,000 compared to $5,500,000 for the same period of the preceding year. The increase result mainly from important drilling programs carried out earlier this year.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, overall net earnings (net loss), and the net earnings (net loss) per participating share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
08-31-2011	1,556,000	465,000	(921,000)	(0.030)	(0.030)
05-31-2011	1,003,000	358,000	271,000	0.009	0.009
02-28-2011	2,313,000	156,000	(986,000)	(0.032)	(0.032)
11-30-2010	782,000	317,000	(258,000)	(0.009)	(0.009)
08-31-2010	2,113,000	395,000	(765,000)	(0.025)	(0.025)
05-31-2010	692,000	165,000	278,000	0.009	0.009
02-28-2010	497,000	532,000	1,101,000	0.037	0.037
11-30-2009 (1)	1,024,000	612,000	(384,000)	(0.013)	(0.013)

(1)

This three-month period has not been adjusted to reflect the new IFRS standards.

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENT

On September 27, 2011, the Company completed a private placement of 200,000 flow-through common shares at a price of $15.00 per share for gross proceeds of $3 million. Proceeds from the offering will be used to fund exploration work on the Company's numerous projects

RELATED PARTY TRANSACTIONS

During the three-month period ended August 31, 2011, rent, office expenses and other related expenses required disbursements of $54,000 compared to $53,000 for the same period of the preceding year. Since the beginning of the current year, disbursements totalled $112,000 compared to $108,000 for the same period of the preceding year. These amounts have been paid to companies owned by directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed interim financial statements have been prepared in accordance with the IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

Reconciliations prepared in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards, are provided in note 3 to the unaudited interim financial statements for the quarter ended August 31, 2011. The IFRS 1 reconciliations for the first quarter of 2012, year ended February 28, 2011, and opening IFRS balance sheet as at March 1, 2010, are included in note 4 to the Company’s 2012 first unaudited interim financial statements.

Estimates, assumptions and judgements are continually evaluated by the Company and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

FUTURE ACCOUNTING CHANGES NOT YET ADOPTED

In June 2011, the IASB amended IAS 1, Financial Statement Presentation. The amendment to IAS 1 requires entities to separate items presented in other comprehensive income in to two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled such as remeasurements resulting from amendments to IAS 19 will be presented separately from items that may be recycled in the future, such as deferred gains and losses on cash flows hedges. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. Management does not expect the standard to have a significant impact on the Company's financial statements

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

In May 2011, IASB issued a group of new standards that address the scope of the reporting entity: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurement.

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control focusing on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. The renamed IAS 27 continues to be a standard dealing solely with separate financial statements and its guidance is unchanged.

IFRS 11 has changed the definitions of joint arrangements reducing the types of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today.

IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of these standards or determined whether it will adopt the standards early.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at October 12, 2011, a total of 31,447,443 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at October 12, 2011, a total of 1,937,750 stock options were outstanding. The expiry dates vary from April 6, 2016 to July 15, 2021.

Also as at October 12, 2011, a total of 36,857 warrants were outstanding and their expiry dates are February 25, 2012, June 28, 2012 and September 27, 2012.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended August 31, 2011, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2011.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at October 12, 2011. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended August 31, 2011.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A

5.3

Limitation on scope of design: N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning June 1, 2011, and ended August 31, 2011, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

October 12, 2011.

/s/ André Gaumond

André Gaumond

President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended August 31, 2011.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A

5.3

Limitation on scope of design: N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning June 1, 2011, and ended August 31, 2011, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

October 12, 2011.

/s/ Robin Villeneuve

Robin Villeneuve

Chief Financial Officer